

March 20, 2014

Via E-mail
David M. Kirchheimer
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

      Re: Oaktree Capital Group, LLC
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 001-35500

Dear Mr. Kirchheimer:

We have limited our review of your Form 10-K to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8 – Financial Statements and Supplementary Data, page 116
Note 2 – Summary of Significant Accounting Policies, page 125
Consolidation, page 125

1.   We note your disclosure on page 126 that substantially all of the management fees and incentive income earned by Oaktree from the consolidated funds are eliminated in consolidation, and that potential incentive allocations at the consolidated fund level that have not yet been recognized by the Company are included in non-controlling redeemable interests in consolidated funds. Please respond to the following:

        • Tell us the typical contractual terms of your consolidated funds with incentive income arrangements. For example, clarify whether there are typically hurdle rates or lockup periods, and describe the typical type of waterfalls for the incentive income distributions for these funds.

- Tell us whether you believe your methodology for allocating potential incentive allocations from your consolidated funds is consistent with the substantive contractual terms of your partnership agreements. If not, please describe the differences between your methodology and the typical substantive contractual terms of your partnership agreements.
- Tell us your basis in the accounting literature for re-characterizing the income recognized at the subsidiary fund level at the consolidated level. For example, rather than allocating all of the investment income earned by the subsidiary fund based on the terms of the partnership agreement, it appears that your methodology re-characterizes these allocations at the consolidated level based on whether the "incentive income" could be recognized in accordance with your revenue recognition policy disclosed on page 130.
- Tell us how you considered whether, based on your methodology, the non-controlling interest line item on the balance sheet correctly reflects the contractual rights to net assets of the non-controlling interest at each reporting date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh P. West

Hugh P. West
Accounting Branch Chief